Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the foregoing Registration Statement on Form S-1 of our report dated March 20, 2018 (except for Note 16, as to which the date is October 24, 2018), relating to our audits of the consolidated balance sheets of XSport Global, Inc. as of September 30, 2017 and 2016, and the related statement of operations, changes in stockholders' deficit, and cash flows for each of the years in the two year period ending September 30, 2017. Our report dated March 20, 2018 (except for Note 16, as to which the date is October 24, 2018), relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Friedman LLP

Marlton, NJ
October 24, 2018